February 14, 1996




U. S. Securities and Exchange Commission
ATTN:  Filer Support


Dear Sirs:

We have experienced some delays in the conversion of our 10Q to EDGAR format. Please accept this letter as our formal request for the 5 day extension to file
Form 10Q for the quarter ended December 31, 1995 with your office via the EDGAR filing system. Please note that our CIK # is 819527 Galaxy Foods Company. If there are any problems with this request, please feel free to contact me at (407) 855-5500 extension 115.

Sincerely,



LeAnn H. Davis
Chief Financial Officer
GALAXY FOODS COMPANY